July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention: Blaise Rhodes

Angela Lumley

Re: FiscalNote Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 15, 2024

File No. 001-39672

Ladies and Gentlemen:

FiscalNote Holdings, Inc. (the “Company,” “we,” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated July 18, 2024. For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Non-GAAP Financial Measures

Adjusted Gross Profit and Adjusted Gross Margin, page 52

1.
Please reconcile the non-GAAP measure "adjusted gross profit" to the most directly comparable GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. In addition, as you are presenting your adjusted gross margin on a percentage basis, please revise your disclosure to include your fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Forms 10-Q and Item 2.02 Forms 8-K which present a similar measure.

The Company respectfully acknowledges the Staff’s comment. The Company will include in future Form 10-K and Form 10-Q filings and Forms 8-K furnished under Item 2.02, GAAP measures of fully-loaded gross profit and gross margin with equal or greater prominence than non-GAAP measures of Adjusted Gross Profit and Adjusted Gross Margin, respectively. To that end, the Company intends to disclose fully-loaded gross profit and gross margin beginning with our Form 10-Q (and corresponding Item 2.02 Form 8-K) for the three and six months ending June 30, 2024 in the following reconciliation:

Adjusted Gross Profit and Adjusted Gross Profit Margin

The following table presents our calculation of Adjusted Gross Profit and Adjusted Gross Profit Margin for the periods presented:

	Three Months Ended June 30,				Six Months Ended June 30,
(In thousands, except percentages)	2024			2023	2024			2023
Total revenues	$	XX		$32,842	$	XX		$64,371
Cost of revenues, including amortization of capitalized software development costs and acquired developed technology		XX		(9,485)		XX		(18,422)
Gross Profit	$	XX		$23,357	$	XX		$45,949
Gross Profit Margin		XX	%	71%		XX	%	71%
Gross Profit		XX		23,357		XX		45,949
Amortization of intangible assets		XX		3,061		XX		5,658
Adjusted Gross Profit	$	XX		$26,418	$	XX		$51,607
Adjusted Gross Profit Margin		XX	%	80%		XX	%	80%

If you have any questions regarding this letter, please contact me at jon.slabaugh@fiscalnote.com.

Sincerely,

/s/ Jon Slabaugh

Jon Slabaugh

Chief Financial Officer